OFFER TO PURCHASE FOR CASH

                                   1,500 UNITS
                       of Limited Partnership Interests in

                         AMERICAN REPUBLIC REALTY FUND I
                                       by
                           EVEREST PROPERTIES II, LLC

                           at a Cash Purchase Price of
                                  $200 per Unit


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON FRIDAY, JULY 8, 2005, UNLESS THE OFFER IS EXTENDED.


     Everest Properties II, LLC ("Everest" or the "Purchaser"), a California limited liability company, is offering to purchase 1,500 UNITS of AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), at a cash purchase price of $200 per Unit, without interest, less the amount of the Distributions (as defined below) per Unit, if any, made to the Unit Holders by the Partnership after the date of this Offer, and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $50 per transfer (regardless of the number of units transferred). The Offer (as defined below) is subject to certain terms and conditions set forth in this Offer to Purchase, as it may be supplemented from time to time (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). This Offer is not subject to brokerage commissions or and is not conditioned upon financing. To the knowledge of the Purchaser, a Unit Holder will not incur any fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

     The enclosed Letter of Transmittal may be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (blue form).
                               ------------------

                 For More Information or for Further Assistance,
                    Please Call or Contact the Purchaser at:

                           Everest Properties II, LLC
                           199 South Los Robles Avenue
                                    Suite 200
                           Pasadena, California 91101
                                 (626) 585-5920
                           (800) 611-4613 (toll free)



June 2, 2005

                                TABLE OF CONTENTS
                                                                            Page

INTRODUCTION...................................................................1

SUMMARY OF THE OFFER...........................................................1

DETAILS OF THE OFFER...........................................................2
        1.      Terms of the Offer; Expiration Date; Proration.................2
        2.      Acceptance for Payment and Payment of Purchase Price...........3
        3.      Procedure to Accept the Offer..................................3
        4.      Determination of Validity; Rejection of Units;
                Waiver of Defects; No Obligation to Give Notice of Defects.....4
        5.      Withdrawal Rights..............................................5
        6.      Extension of Tender Period; Amendment..........................5
        7.      Conditions of the Offer........................................6
        8.      Backup Federal Income Tax Withholding..........................7
        9.      FIRPTA Withholding.............................................7

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.................................7
        General................................................................8
        Outstanding Units......................................................8
        Trading History of the Units...........................................8
        Selected Financial and Property Related Data...........................8

DETERMINATION OF OFFER PRICE...................................................8

CERTAIN INFORMATION CONCERNING THE PURCHASER...................................9
        The Purchaser..........................................................9
        General................................................................9
        Prior Acquisitions of Units and Prior Contacts.........................9
        Source of Funds.......................................................10

FUTURE PLANS OF THE PURCHASER.................................................10

EFFECTS OF THE OFFER..........................................................10
        Future Benefits of Unit Ownership.....................................10
        Limitations on Resales................................................10
        Influence Over Future Voting Decisions................................11
        Other Potential Effects...............................................11

FEDERAL INCOME TAX MATTERS....................................................11

CERTAIN LEGAL MATTERS.........................................................13
        General...............................................................13
        State Takeover Statutes...............................................13
        Fees and Expenses.....................................................13
        Miscellaneous.........................................................13

SCHEDULE I - EXECUTIVE OFFICERS
APPENDIX A - PARTNERSHIP INFORMATION

                                  INTRODUCTION

     The Purchaser hereby offers to purchase 1,500 Units of limited partnership interests in the Partnership ("Units") at a cash purchase price of $200 per Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer, and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $50 per transfer (regardless of the number of units transferred). To the knowledge of the Purchaser, a Unit Holder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

                              SUMMARY OF THE OFFER.

     The purpose of the Offer is for the Purchaser to acquire an equity interest in the Partnership for investment purposes.

     In considering the Offer, Unit Holders are urged to consider the following:

     o    The  price   offered  for  the  Units  is  $200  in  CASH,   less  any
          Distributions made after the date of this Offer. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price. "

     o The Offer is $25 per Unit (14%) more than the highest prior third-party offer for Units of which Purchaser is aware (made July 2, 2004), based on a review of public SEC filings.

     o The Partnership's reported 2004 revenue is down by more than $219,000 compared to 2003 revenue and vacancy at its properties has increased.

     o The Units are illiquid - no trades of Partnership interests were reported during the period from February 2004 through March 2005, according to Direct Investments Spectrum, an independent industry publication, in their most recent published report. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o The Partnership will not be required to terminate before December 31, 2012, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement, and, according to the Partnership's public reports, the termination date can be extended if certain events occur.

     o The Purchaser is not affiliated with the Partnership or its general partners. The Partnership's general partner, Mr. Robert J. Werra (the "General Partner"), may be expected to communicate the Partnership's position on the Offer in the next two weeks.

     o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Units at a low price conflicts with the desire of the Unit Holders to sell their Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership's properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2005. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer allows Unit Holders the option to sell "All or None" of their Units, thereby allowing Unit Holders the option to avoid proration if more than 1,500 UNITS are tendered. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration" and "- Withdrawal Rights - Automatic Withdrawal Option."

     Each Unit Holder must make his own decision, based on the Unit Holder's particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 1,500 validly tendered, and not withdrawn, Units in accordance with the procedures set forth in this Offer to Purchase ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 5:00 p.m., Los Angeles time, on Friday, July 8, 2005, unless the Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchaser.

     If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If more than 1,500 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 1,500 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. If transfers of Units are limited by the Partnership Agreement to a number of Units (the "Transfer Limit") less than 1,500 Units, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 1,500 Units (or the Transfer Limit, if any), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See "Effects of the Offer - Limitations on Resales."

     Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. See "Details of the Offer - Withdrawal Rights." If more than 1,500 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 1,500 Properly Tendered Units, promptly following the Expiration Date. Payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser; provided, however, that payment for Properly Tendered Units will be made promptly after the Expiration Date in all cases. The Purchaser is unable to predict exactly when the Partnership will provide written confirmations, since that is entirely under the control of the Partnership's general partner.

     Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchaser and deducted from your proceeds. Also, the transfer fees charged by the Partnership will be deducted from your proceeds, which the Partnership advises us is $50 per transfer (regardless of the number of Units transferred). UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.
                                       4

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 1, 2005 (60 days following the Offer Date). If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     Automatic Withdrawal Option. Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date more than 1,500 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Units from Unit Holders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Unit Holders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

     6. Extension of Tender Period; Amendment. The Purchaser expressly reserves the right at any time:

     o to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

     o to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

     o to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act. The Purchaser will not provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained;

     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership's properties;

     (e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action;

     (f) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership's properties for sale; or,

     (h) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders.

     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the

Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-K filed by the Partnership with the Commission (the "Form 10-K"), which excerpts describe the business and operations of the Partnership.

     Outstanding Units. According to the Form 10-K, there were 11,000 Units issued and outstanding, held by approximately 659 Unit holders, as of as of December 31, 2004.

     Trading History of the Units. There is no established trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Direct Investments Spectrum, an independent third party publication, between February 1, 2004 and March 31, 2005 (the most recent published information), there were no trades of the Partnership's limited partnership interests. Sales may be conducted which are not reported in the Partnership Spectrum and the prices of sales through other channels may differ from those reported by the Partnership Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 8% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Partnership Spectrum is accurate or complete.

     Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-K. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission.
Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any other Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

                          DETERMINATION OF OFFER PRICE

     In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership's limited partnership agreement (the "Partnership Agreement"), (ii) Annual Reports on Form 10-K, (iii) Quarterly Reports on Form 10-Q, and (iv) other reports filed with the Commission. The Purchaser determined the Offer price pursuant to its own analysis. The Purchaser did not obtain current independent valuations or appraisals of the assets.

     The Purchaser developed an estimated current liquidation value for the Partnership's Units using its proprietary valuation methods, based on the Purchaser's own estimate of the fair market value of the Partnership's property obtained by a review and analysis of the Partnership's publicly filed financial statements and other publicly available information, the Partnership Agreement provisions regarding the allocation of distributions, historical distributions made to Unit Holders, the assets, liabilities and operating results of the Partnership, the mortgage loans, assumed expenses of selling the properties and liquidating the Partnership, and other considerations. In so doing, the Purchaser applied an 8.5% capitalization rate to the estimated 2004 net operating income for each of the properties and to the Partnership's 2004 reported net operating income as a whole. The Purchaser then reviewed the Partnership Agreement to determine how net liquidation proceeds from a current sale of the Partnership's properties would be distributed. Based on the information described above, the Purchaser estimates the net proceeds to Unit Holders from a current liquidation of the Partnership would be between $100 and $216 per Unit. No assurances can be provided that the Purchaser's estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Partnership's assets may differ substantially from the Purchaser's estimate. Unit Holders are advised not to rely on Purchaser's estimates, but to make their own estimates with the assistance of their own advisors.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser. The Purchaser is a California limited liability company that was formed in 1996. The principal office of the Purchaser is 199 South Los Robles Avenue, Suite 200, Pasadena, CA 91101. The Purchaser's manager is Everest Properties, LLC, a California limited liability company, which has no employees of its own. Both the Purchaser and its manager have the same executive officers. For certain information concerning the executive officers of the Purchaser and its manager, see Schedule I to this Offer to Purchase.

     The Purchaser and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

     General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership;
(ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since January 1, 2003, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since January 1, 2003, except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in
Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

     Prior Acquisitions of Units and Prior Contacts. The Purchaser owns 472 Units, or approximately 4% of the Partnership's outstanding Units. Everest

Management, LLC, an affiliate of Purchaser, owns 2,300 Units, or approximately 21% of the Partnership's outstanding Units. None of the foregoing Units were acquired in the last 60 days.

     Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership since January 1, 2002.

     Source of Funds. Based on the Offer price of $200 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $300,000. The Purchaser expects to obtain these funds from current cash and cash equivalents.

                          FUTURE PLANS OF THE PURCHASER

     The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

     Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

                              EFFECTS OF THE OFFER

     Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

     Limitations on Resales. The Partnership Agreement prohibits a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could result in a Tax Termination. In such event, Purchaser will purchase the maximum number of Units it may purchase without causing a Tax Termination, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. If all of the Units sought are acquired, the Purchaser and its affiliate will hold approximately 39% of the outstanding Units. Accordingly, while the Purchaser and its affiliate will not control any vote of the Unit holders, the influence of Purchaser and its affiliate on such actions may be significant.

     Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 659 limited partners as of its most recent fiscal year end and in excess of $5 million in total assets. Although it is possible that the purchase of Units pursuant to the Offer could reduce the number of record Unit holders below 500, the Purchaser believes the possibility is unlikely and it is not the intention of the Purchaser to cause such a result. Accordingly, the Purchaser does not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

                           FEDERAL INCOME TAX MATTERS

     The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

     The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit Holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder's recognizing ordinary income with respect to the portion of the Unit Holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). If more than the number of Units sought in the Offer are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

     A tendering Unit Holder will be allocated the Unit Holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

                              CERTAIN LEGAL MATTERS

     General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

     State Takeover Statutes. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of entities domiciled in such states or which have substantial assets, security holders, principal executive offices or principal places of business in such states. These laws are generally directed at the acquisition of corporations and not partnerships. The Purchaser is not aware of any state anti-takeover law that would apply to the transaction contemplated by the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered. Furthermore, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Employees of the Purchaser may solicit tenders of Units without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                         EVEREST PROPERTIES II, LLC

June 2, 2005

                                   SCHEDULE I


                               EXECUTIVE OFFICERS


     The Purchaser's manager is Everest Properties, LLC, a California limited liability company, which has no employees of its own. Both the Purchaser and its manager have the same executive officers and no directors. The business address of each executive officer of Everest Properties II, LLC is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. Each executive officer is a United States citizen. The name and principal occupation or employment of each executive officer of Everest Properties II, LLC ("EPII"), are set forth below.

                             Present Principal Occupation or Employment
Name                         Position and Five-Year Employment History
----                         ------------------------------------------

W. Robert Kohorst     President of EPII from 1996 - present. President  and
                      Director of Everest  Properties, Inc. from 1994 - present.
                      President  and Director of KH  Financial,  Inc. from 1994
                      - present.

David I. Lesser       Executive  Vice  President  and Secretary of EPII from
                      1996 - present.  Executive  Vice President of Everest
                      Properties, Inc. from 1995 - present.

Christopher K. Davis  Vice  President  and the General  Counsel of EPII since
                      1998. Senior Staff Counsel and then Director of Corporate Legal of Pinkerton's, Inc. from 1995 - 1998.

Peter J. Wilkinson    Vice  President and the Chief  Financial  Officer of EPII
                      since 1996.  Chief  Financial Officer and Director of
                      Everest Properties, Inc. since 1996.

                                   APPENDIX A

     The following information has been copied from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") and Quarterly Report on Form 10-Q for the period ended March 31, 2005 (the "Form 10-Q"). Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K or Form 10-Q or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

                                     PART I

From the Form 10-K:

Item 1. Business

     The Registrant, American Republic Realty Fund I, (the "Partnership"), is a limited partnership organized under the Wisconsin Uniform Limited Partnership Act pursuant to a Certificate of Limited Partnership dated December 22, 1982. As of December 31, 2003, the Partnership consisted of an individual general partner, Mr. Robert J. Werra, (the "General Partner") and 698 limited partners owning 11,000 limited partnership interests at $1,000 per interest. The distribution of limited partnership interests commenced May 2, 1983 and ended April 17, 1984, pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933 (Registration #0-11578) as amended.

     The Partnership was organized to acquire a diversified portfolio of income-producing real properties, primarily apartments, as well as office buildings, industrial buildings, and other similar properties.

     During 1983 and 1984, the Partnership acquired four properties: Kenwood Gardens Apartments, a 104 unit apartment community located in Fort Myers, Florida (acquired on September 1, 1983, subsequently disposed of by sale during 1988), Jupiter Plaza Office/Showroom, a 131,440 rentable square foot commercial building located in Garland, Texas (acquired on September 29, 1983, subsequently disposed of in foreclosure during 1988), Four Winds Apartments, a 154 unit apartment community located in Orange Park, Florida (Phase I acquired September 12, 1983 and Phase II acquired May 1, 1984) and Forestwood Apartments (formerly Oak Creek) a 263 unit apartment community located in Bedford, Texas (acquired December 20, 1983). No additional properties were purchased by the Partnership and the Partnership will not acquire additional properties in the future. The properties remaining are described more fully in this report at "Item 2. Properties".

     Univesco, Inc. ("Univesco"), a Texas corporation, eighty three percent owned by Robert J. Werra ("Univesco") manages the affairs of the Partnership. Univesco acts as the managing agent with respect to the Partnership's properties. Univesco may also engage other on-site property managers and other agents to the extent the management considers appropriate. The General Partner has ultimate authority regarding property management decisions.

     The Partnership competes in the residential rental markets. Univesco prepared marketing analyses for all property areas and determined that these areas contain other like properties which are considered competitive on the basis of location, amenities and rental rates. It is realistic to assume that additional properties similar to the foregoing will be constructed within their various market areas.

     No material expenditure has been made or is anticipated for either Partnership-sponsored or consumer research and development activities relating to the development or improvement of facilities or services provided by the Partnership. There neither has been, nor are any anticipated, material expenditures required to comply with any federal, state, or local environmental provisions which would materially affect the earnings or competitive position of the Partnership.

     The Partnership is engaged solely in the business of real estate investments. Its business is believed by management to fall entirely within a single industry segment. Management does not anticipate that there will be any material seasonal effects upon the operation of the Partnership.

Competition and Other Factors

     The majority of the Properties' leases are six to twelve month terms. Accordingly, operating income is highly susceptible to changing market conditions. Occupancy and local market rents are driven by general market conditions which include job creation, new construction of single and multi-family projects, and demolition and other reduction in net supply of apartment units.

     Rents have generally been increasing in recent years due to the generally positive relationship between apartment unit supply and demand in the
Partnership's markets. However, the properties are subject to substantial competition from similar and often newer properties in the vicinity in which they are located. In addition, operating expenses and capitalized expenditures have increased as units are updated and made more competitive in the market place. (See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".)

                                     PART II

Item 2. Properties

     At  December  31,  2004  the   Partnership   owned  two   properties   with
approximately 416,623 net rentable square feet. Both properties are apartment communities.


Name and Location               General Description of the Property
-----------------               -----------------------------------

Forestwood Apartments           A fee simple interest in a 263-unit apartment
                                community located in Bedford, Texas, purchased in 1983 containing 244,407 net rentable square feet on approximately 14 acres of land.

Four Winds Apartments           A fee simple interest in a 100-unit community,
Phase I                         located in Orange Park, Florida, purchased in
                                1983, containing approximately 110,716 net rentable square feet on 10 acres of land.

Four Winds Apartments           A fee simple interest in a 54-unit apartment
Phase II                        community  located in Orange Park, Florida,
                                adjacent to Four Winds Apartments I, purchased in 1984 and containing approximately 61,500 net rentable square feet on 3.73 acres of land.


Occupancy Rates                       December 31,
Percent
                     1999      2000       2001      2002       2003       2004
                     ----      ----       ----      ----       ----       ----

Four Winds I & II    94.0%     95.0%      95.2%      89.6%     94.2%      81.8%
Forestwood           96.9%     94.8%      95.9%      93.2%     84.4%      90.9%


The Properties are encumbered by non-recourse mortgages payable. For information regarding the encumbrances to which the properties are subject and the status of the related mortgage loans, see "Management's Discussion and Analysis of Financial Condition and Results of Operating - Liquidity and Capital Resources" contained in Item 7 hereof and Note B to the Financial Statements contained in
Item 8.


                             Selected Financial Data

The following selected financial data, presented in 000's except for Units outstanding, has been copied or derived from the Form 10-K and should be read in conjunction with the financial statements and the related notes set forth in such reports:

Item 6:   Selected Financial Data

The following table sets forth selected financial data regarding the Partnership's results of operations and financial position as of the dates indicated. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 hereof and Financial Statements and notes thereto contained in Item 8.


                                2004      2003      2002       2001      2000
                                ----      ----      ----       ----      ----
Limited Partner Units
Outstanding                    11,000    11,000    11,000     11,000    11,000
Statement of Operations
   Total Revenues              $2,490    $2,710     $2,760     $2,896   $2,797
   Net Income (Loss)             (485)     (337)      (217)       (42)     (65)
   Limited Partner Net Income  (43.73)   (30.30)    (19.54)     (3.45)   (5.33)
(Loss) per Unit - Basic
   Cash Distributions to
   Limited Partners per Unit -
   Basic                            0         0         25         50        0

Balance Sheet:
   Real Estate, net            $4,248    $4,825     $5,382     $5,943    $6,499
   Total Assets                 5,160     5,812      6,305      6,941    7,613
   Mortgages Payable            9,919    10,070     10,211     10,341    10,461
   Partner's Deficit           (5,139)   (4,653)    (4,316)    (3,824)   (3,236)

     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

     Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser's expense.


June 2, 2005                                 EVEREST PROPERTIES II, LLC




                           Everest Properties II, LLC
                           199 South Los Robles Avenue
                                    Suite 200
                           Pasadena, California 91101


                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929